Exhibit 99.80
News Release
MILESTONES MET IN 2009 LEAD TO OPTIMISTIC OUTLOOK FOR THERATECHNOLOGIES
—Theratechnologies announces financial results for the fourth quarter and reviews highlights for the year 2009—
•	Conclusion of an agreement with EMD Serono

•	Filing of a New Drug Application with the FDA

•	Receipt of a US $10 M milestone payment

•	Invitation to appear before a FDA Advisory Committee

•	Granting of a patent for tesamorelin in Brazil

•	$65 M liquidity position
Montréal, Canada — February 10, 2010 - Theratechnologies (TSX: TH) today announced its financial results for the fourth quarter ended November 30, 2009, and reviewed the year’s highlights.
“Theratechnologies had another great year in 2009,” stated Yves Rosconi, President and CEO of Theratechnologies. “The year started off with the conclusion of the agreement with EMD Serono. Our first priority under the terms of the agreement was to submit our New Drug Application to the FDA. I am pleased to say that Theratechnologies was able to overcome this challenge and meet its set objectives,” continued Mr. Rosconi. “Our regulatory filing is currently in the process of being evaluated by the FDA and we are on the right track to achieving our principal objective, which is to obtain approval for tesamorelin in the United States. Evidently, there is still work to do, and our accomplishments in 2009 will allow us to view the year 2010 with optimism,” concluded Mr. Rosconi.
“We ended the financial year, which was marked by a planned decrease in expenditures and by the receipt of payments associated with the EMD Serono agreement, with over $65 M in cash,” noted Mr. Luc Tanguay, Senior Executive Vice President and CFO of Theratechnologies. “With two potential milestone payments associated with the approval of tesamorelin, we are well positioned to maintain a solid balance sheet in 2010,” Mr. Tanguay concluded.
Highlights
Agreement signed with EMD Serono
On December 15, 2008, Theratechnologies completed the transaction related to the collaboration and licensing agreement with EMD Serono, Inc. (“EMD Serono”), an affiliate of Merck KGaA, of Darmstadt, Germany. Under the terms of the agreement, Theratechnologies received US $30 M (CAD $37.0 M) which included an initial payment of US $22 M (CAD $27.1 M) from EMD Serono and a subscription totalling US $8 M (CAD $9.9 M) for common shares in the Company by Merck KGaA. Under the agreement, Theratechnologies may receive up to US $215 M including the initial payment as well as payments based on the achievement of certain development, regulatory and sales milestones. Furthermore, Theratechnologies will be entitled to receive increasing royalties on annual net sales of tesamorelin in the United States.
Submission of a New Drug Application to the FDA
On May 29, 2009, Theratechnologies submitted a New Drug Application (“NDA”) to the U.S. Food and Drug Administration (“FDA”), for the approval of tesamorelin, an analogue of the human growth hormone releasing factor, in the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

Receipt of a US $10 M milestone payment
In accordance with the terms of the Company’s collaboration and licensing agreement with EMD Serono, Theratechnologies received a milestone payment of US $10 M (CAN $10.9 M) associated with the FDA’s acceptance of the NDA for tesamorelin. The acceptance of the NDA, which occurred August 12, 2009, marked the continuance of the review by the FDA of the application submitted by Theratechnologies.
Invitation to appear before a FDA Advisory Committee
As part of the review of its regulatory filing, Theratechnologies is preparing for a public meeting before the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA. Initially scheduled for February 24, 2010, the meeting was postponed—due to administrative delays at the FDA—until a later date which has not yet been determined. The role of the Advisory Committee is to provide the FDA with advice from independent experts and other interested parties on the use of tesamorelin. Even though advisory committees address questions posed by the regulatory authorities through public meetings, the final decision on the approval of a product remains solely with the FDA.
Issuance of a patent for tesamorelin in Brazil
On December 29, 2009, the Brazil Patent and Trademark Office issued Patent Number PI 9608799-4 entitled “Chimeric fatty body-pro-GRF analog with increased biological potency and pharmaceutical formulation” for tesamorelin. The granting of this patent provides protection in Brazil until December 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE FOURTH QUARTER
Revenues
Consolidated revenues for the three-month period ended November 30, 2009, amounted to $2,246,000 compared to $616,000 for the same period in 2008. For the year ended November 30, 2009, consolidated revenues were $19,720,000 compared to $2,641,000 for the same period in 2008.
Royalties, technologies and other
The increased revenues in 2009 are related to the initial payment received on December 15, 2008, upon the closing of the collaboration and licensing agreement with EMD Serono, Inc. (“EMD Serono”) as well as the receipt of a milestone payment of $10,884,000 during the third quarter of 2009.
The payment of US $30,000,000 (CAD $36,951,000) included an initial payment of US $22,000,000 (CAD $27,097,000) and a subscription for common shares by Merck KGaA at a price of US $3.67 (CAD $4.52) per share, resulting in gross proceeds of US $8,000,000 (CAD $9,854,000). The initial payment of $27,097,000 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information that the Company may receive related to the estimated service period. For the year ended November 30, 2009, an amount of $6,560,000 related to this transaction was recognized as revenue. At November 30, 2009, the deferred revenues related to this transaction recorded on the balance sheet amounted to $20,537,000.
The milestone payment of $10,884,000, received during the third quarter under the terms of the collaboration and licensing agreement with EMD Serono, is associated with the acceptance by the U.S. Food and Drug Administration (“FDA”) to review the New Drug Application (“NDA”) for tesamorelin that was submitted by Theratechnologies on May 29, 2009. Under the terms of the collaboration and licensing agreement with EMD Serono, a milestone payment of US $10,000,000 was associated with the FDA’s acceptance to review the NDA for tesamorelin. All milestone payments, including the aforementioned payment, are recorded as they are earned, upon the achievement of predetermined milestones specified in the agreement.
Interest
Interest revenues for the three-month period ended November 30, 2009, amounted to $528,000 compared to $518,000 for the same period in 2008. For the year ended November 30, 2009, interest revenues were $2,252,000 compared to $2,427,000 for the same period in 2008. The decrease in interest revenues during the three-month period is associated with lower interest rates during the year, which translated to a lower return on investment. In the fourth quarter of 2009, this decrease in interest rates was compensated by an increase in the average level of investments.
R&D Activities
Research and Development (“R&D”) expenditures, before tax credits, totalled $4,534,000 for the fourth quarter of 2009, compared to $6,313,000 for the same period in 2008, representing a decrease of 28.2%. For the year ended November 30, 2009, R&D expenditures were $22,226,000, compared to $35,326,000 for the same period in 2008, representing a decrease of 37.1%. These lower levels of R&D expenses are due to the conclusion of the Phase 3 clinical program in the first half of 2009. The R&D expenses in 2009 include a non-recurring charge of $1,377,000 associated with research material produced to obtain stability data and to validate the commercial production process as requested by the FDA. The R&D expenses incurred in the fourth quarter of 2009 are mainly related to follow up on the regulatory filing notably managing responses to the FDA’s questions, a normal part of the review process, and the preparation for the FDA Advisory Committee meeting as well as the preparation for larger-scale production of tesamorelin.

Other Expenses
For the fourth quarter of 2009, general and administrative expenses amounted to $1,634,000, compared to $1,874,000 for the same period in 2008. For the year ended November 30, 2009, general and administrative expenses amounted to $7,149,000 compared to $6,185,000 for the same period in 2008. The increased expenses in 2009 are principally due to a higher exchange loss as well as costs associated with revising the Company’s business plan in the first quarter. The exchange losses are due to the conversion of monetary assets and liabilities denominated in foreign currencies into Canadian dollar equivalents using rates of exchange in effect on the balance sheet date.
Selling and market development costs amounted to $1,067,000 for the fourth quarter of 2009, compared to $1,124,000 for the same period in 2008. For the year ended November 30, 2009, selling and market development expenses amounted to $2,583,000, compared to $3,811,000 for the same period in 2008. The decrease in selling and market development costs is due to the signing of an agreement with EMD Serono for the U.S. commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Since the signing of this agreement, the sales and market development expenses are principally composed of business development expenses outside the United States and the costs of managing the agreement with EMD Serono.
In the fourth quarter of 2008, Theratechnologies conducted an impairment test on the intellectual property of the ExoPep platform following a review of the development strategy by Management for new products. As a consequence, the Company wrote off the carrying amount of this intellectual property in 2008. The write-off of $4,571,000 is included in “Patents, amortization and impairment of other assets” in the consolidated statement of earnings.
In 2008, the Company incurred an impairment of $578,000 related to stock options held in a publicly-traded company.
Net Results
Taking into account the changes in revenues and expenses described above, the Company recorded a fourth quarter net loss of $4,698,000 ($0.08 loss per share), compared to a net loss of $15,145,000 ($0.26 loss per share) for the same period in 2008. For the year ended November 30, 2009, the net loss was $15,058,000 ($0.25 loss per share), compared to a net loss of $48,611,000 ($0.85 loss per share) for the same period in 2008. The net loss in 2008 included the previously described decline in impairment charges, totalling $5,149,000.
The fourth quarter 2009 net loss includes revenues of $1,711,000 related to the agreement with EMD Serono. Excluding this item, the adjusted net loss (see Annex A) amounted to $6,409,000, a decrease of 57.7% compared to the same period in 2008. For the year ended November 30, 2009, the net loss included revenue of $17,444,000 and a non-recurring charge of $4,269,000 related to the agreement with EMD Serono. Excluding these two items, the adjusted net loss (see Annex A) amounted to $28,233,000, a decrease of 41.9% compared to the same period in 2008.
Quarterly Financial Information
The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters. This information has been restated following the adoption of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets.
(in thousands of Canadian dollars, except per share amounts)

				2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,246	$13,148	$2,317	$2,009	$616	$710	$716	$599
Net earnings (net loss)	$(4,698)	$5,824	$(5,430)	$(10,754)	$(15,145)	$(11,220)	$(11,382)	$(10,864)
Basic and diluted benefit (loss) per share	$(0.08)	$0.10	$(0.09)	$(0.18)	$(0.26)	$(0.19)	$(0.20)	$(0.20)

As described above, the increased revenues in 2009 are related to the amortization of the initial payment received at the closing of the agreement with EMD Serono, as well as the milestone payment of $10,884,000 recorded in August 2009. The increase in the fourth quarter net loss in 2008 is due to impairment charges for intellectual property.
Financial Position
At November 30, 2009, liquidities, which include cash and bonds, amounted to $63,362,000, and tax credits receivable amounted to $1,666,000 for a total of $65,028,000.
For the three-month period ended November 30, 2009, the burn rate from operating activities, excluding changes in operating assets and liabilities, was $4,333,000, compared to $9,559,000 for the same period in 2008. Excluding the revenue of $1,711,000 related to the agreement with EMD Serono, the adjusted burn rate from operating activities, excluding changes in operating assets and liabilities (see Annex A), was $6,044,000, a decrease of 36.8%, compared to the corresponding period in 2008.
For the year ended November 30, 2009, the burn rate from operating activities, excluding changes in operating assets and liabilities, was $13,547,000, compared to $41,592,000 for the same period in 2008. The decrease in the 2009 burn rate is principally related to the payments received under the agreement with EMD Serono as well as the decline in R&D expenditures and in selling and market development costs. Excluding the revenue of $17,444,000 and the non-recurring charge of $4,269,000 related to the agreement with EMD Serono, the adjusted burn rate from operating activities, excluding changes in operating assets and liabilities (see Annex A), was $26,722,000, a decrease of 35.8%, compared to the corresponding period in 2008.
Subsequent Events
Shareholder rights plan
On February 10, 2010, the Board of Directors of the Company adopted a shareholder rights plan (the “Plan”), effective as of such date. The Plan is designed to provide adequate time for the Board of Directors, and the shareholders, to assess an unsolicited takeover bid for Theratechnologies. In addition, the Plan provides the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares (the “Common Shares”). The Plan, if approved by the shareholders at the Company’s next Annual and Special Meeting to be held in March 2010, will expire at the close of the Company’s annual meeting of shareholders in 2013.
The rights issued under the Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding Common Shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50 percent discount to the market price at the time.
Under the Plan, a Permitted Bid is a bid made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Common Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

Granting of stock options
On December 8, 2009, the Company granted 265,000 options at an exercise price of $3.84 per share and cancelled 19,167 options at a weighted exercise price of $2.38 per share in connection with its stock option plan.
New Accounting Policies
Refer to Note 2 of the Company’s unaudited Consolidated Financial Statements for the fourth quarter of 2009.
The impact of adopting Section 3064, Goodwill and Intangible Assets, of the CICA Handbook was to increase the opening deficit and to reduce other assets on December 1, 2007 and 2008 by $941,000 and $599,000 respectively. These amounts correspond to adjustments made to patent costs related to periods prior to these dates. Furthermore, following the adoption of this standard, patents and amortization of other assets presented in the consolidated statements of earnings were reduced by $342,000 for the year ended November 30, 2008.
Outstanding Share Data
On February 9, 2010, the number of shares issued and outstanding was 60,449,225, while outstanding options granted under the stock option plan were 2,891,801.
Contractual Obligations
The Company rents its premises under an operating lease expiring in April 2010. In 2009, the lease was renewed by the Company and the lessor for a period of 11 years ending April 30, 2021. Refer to Note 7 of the Company’s unaudited Consolidated Financial Statements for the fourth quarter of 2009.
In addition, during and after the year ended November 30, 2009, the Company entered into long-term supply agreements with third parties in anticipation of the commercialization of tesamorelin. Certain of these agreements stipulate an obligation to purchase minimum quantities of products in certain circumstances.
Economic and Industry Factors
Economic and industry factors were substantially unchanged from those reported in the Company’s 2008 Annual Report.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application (NDA) to the United States Food and Drug Administration (FDA), seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy as well as the development of clinical programs for tesamorelin in other medical conditions.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Company’s website at
www.theratech.com. Additional information, including the Annual Information Form and the
Annual Report, is also available on SEDAR at www.sedar.com.
Forward-Looking Information
This press release and the Management’s Discussion and Analysis for the fourth quarter incorporated therein contain certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the commercialization of tesamorelin in HIV-associated lipodystrophy, the receipt of royalties related to the commercialisation of tesamorelin, the development of new markets for tesamorelin, the conclusion of partnership agreements and the liquidity needs to finance the Company’s operations. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms or variations of them and the use of the conditional tense as well as similar expressions denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that the Company may not obtain all required approvals from regulatory agencies to market its products, the risk that the Company’s products may not be accepted by the market, and the delays that may occur if the Company encounters problems with a third-party supplier of services.
Although the forward-looking information contained herein is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption, among others, that the FDA will approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, that the Company’s business plan will not be substantially modified and that current relationships with the Company’s third-party suppliers of services and products will remain good.
Consequently, all of the forward-looking information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, its financial condition or its results of operation. Furthermore, the forward-looking information reflects current expectations regarding future events only as of the date of release of this press release.
Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details and descriptions of these risks and other factors are disclosed in the “Risk and Uncertainties” section of the Company’s Annual Information Form, dated February 24, 2009, for the year ended November 30, 2008. The Company does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Information:
Andrea Gilpin
Vice President, IR & Communications
Phone: 514-336-7800, ext. 205
communications@theratech.com
Luc Tanguay
Senior Executive Vice President and
Chief Financial Officer
Phone: 514-336-7800, ext. 204
ltanguay@theratech.com

ANNEX A
Non-GAAP measures
The Company uses measures that do not conform to generally accepted accounting principles (“GAAP”) to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, these measures should not be considered in isolation. The Company uses non-GAAP measures such as adjusted net loss and the adjusted burn rate from operating activities before changes in operating assets and liabilities, to measure its performance from one period to the next without including changes caused by certain items that could potentially distort the analysis of trends in its operating performance, and because such measures provide meaningful information on the Company’s financial condition and operating results.
Definition and reconciliation of non-GAAP measures
In order to measure performance from one period to another, without accounting for changes related to revenues and fees associated with the collaboration and license agreement with EMD Serono, management uses adjusted net loss and adjusted burn rate before changes in operating assets and liabilities. These items are excluded because they affect the comparability of the financial results and could potentially distort the analysis of trends in the Company’s operating performance. The exclusion of these items does not necessarily indicate that they are non-recurring.
(Thousands of dollars)

	November 30th		November 30th
	(3 months)		(12 months)
Adjusted net loss	2009	2008	2009	2008
Net loss, per the financial statements	$(4,698)	$(15,145)	$(15,058)	$(48,611)

Adjustments:

Revenues associated with a collaboration and license agreement (note 7 to the consolidated financial statements)	(1,711)	—	(17,444)	—
Fees associated with collaboration and license agreement	—	—	4,269	—

Adjusted net loss	$(6,409)	$(15,145)	$(28,233)	$(48,611)

	November 30th		November 30th
Adjusted burn rate before changes in operating	(3 months)		(12 months)
assets and liabilities	2009	2008	2009	2008
Burn rate before changes in operating assets and liabilities, per the financial statements	$(4,333)	$(9,559)	$(13,547)	$(41,592)

Adjustments:

Revenues associated with a collaboration and license agreement (note 7 to the consolidated financial statements)	(1,711)	—	(17,444)	—
Fees associated with collaboration and license agreement	—	—	4,269	—

Adjusted burn rate before changes in operating assets and liabilities	$(6,044)	$(9,559)	$(26,722)	$(41,592)